Liquidation of e-Shinhan

On August 26, 2005, the board of directors of Shinhan Financial Group (“the Group”) decided to liquidate e-Shinhan (“the Company”), one of our subsidiaries, which provides internet based financial services. Following the predetermined schedule, the liquidation process including termination of business, verification of creditors’ claims, and liquidation and distribution of assets will be implemented until November 2005, when the Company is scheduled to hold general shareholders’ meeting for the closure of the company. As a result of the liquidation, e-Shinhan will be excluded from the subsidiaries of Shinhan Financial Group. As of December 31, 2004, the total assets and total shareholders’ equity of e-Shinhan were KRW 4,812 million and KRW 3,919 million respectively.